SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

         INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                 Amendment No. 1

                          Pacific Gas & Electric Company
                  --------------------------------------------
                                (Name of Issuer)

                         Series Y 6.57% Preferred Stock
                   -------------------------------------------
                         (Title of Class of Securities)

                                    694308693
                               -------------------
                                 (CUSIP Number)

                                 January 10, 2003
              ----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     694308693

                                  Schedule 13G

1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             King Street Capital, L.P.
             13-3812174

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             [ ] (a)
             [x] (b)

3            SEC USE ONLY

4            CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF                        5     SOLE VOTING POWER
SHARES                                 0
BENEFICIALLY
OWNED BY                         6     SHARED VOTING POWER
EACH                                   107,030
REPORTING
PERSON                           7     SOLE DISPOSITIVE POWER
WITH                                   0

                                 8     SHARED DISPOSITIVE POWER
                                       107,030

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      107,030

10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [  ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      3.57%

12    TYPE OF REPORTING PERSON
      PN

CUSIP No.    694308693              Schedule 13G

1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) King Street Capital, Ltd.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[ ]
                                                                       (b) X
3            SEC USE ONLY

4            CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands

NUMBER OF                        5     SOLE VOTING POWER
SHARES                                 0
BENEFICIALLY
OWNED BY                         6     SHARED VOTING POWER
EACH                                   198,770
REPORTING
PERSON                           7     SOLE DISPOSITIVE POWER
WITH                                   0

                                 8     SHARED DISPOSITIVE POWER
                                       198,770

9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             198,770

10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES          [ ]

11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.63%

12           TYPE OF REPORTING PERSON
             CO

CUSIP No.     694308693            Schedule 13G


1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) King Street Advisors, L.L.C.
             13-3812173

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[ ]
                                                                       (b) X

3            SEC USE ONLY

4            CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF                        5     SOLE VOTING POWER
SHARES                                 0
BENEFICIALLY
OWNED BY                         6     SHARED VOTING POWER
EACH                                   107,030
REPORTING
PERSON                           7     SOLE DISPOSITIVE POWER
WITH                                   0

                                 8     SHARED DISPOSITIVE POWER
                                       107,030

9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             107,030

10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES          [ ]

11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             3.57%

12           TYPE OF REPORTING PERSON
             OO, IA

CUSIP No.     694308693                                     Schedule 13G

1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) King Street Capital Management, L.L.C.
             13-3978904

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)[ ]
                                                                  (b) X
3            SEC USE ONLY

4            CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

NUMBER OF                        5     SOLE VOTING POWER
SHARES                                 0
BENEFICIALLY
OWNED BY                         6     SHARED VOTING POWER
EACH                                   198,770
REPORTING
PERSON                           7     SOLE DISPOSITIVE POWER
WITH                                   0

                                 8     SHARED DISPOSITIVE POWER
                                       198,770

9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             198,770

10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES          [  ]

11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.63%

12           TYPE OF REPORTING PERSON
             OO, IA

CUSIP No.     694308693
                                                                  Schedule 13G
1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
             O. Francis Biondi, Jr.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[ ]
                                                                       (b) X
3            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS              [ ]
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

4            CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

NUMBER OF                        5     SOLE VOTING POWER
SHARES                                 0
BENEFICIALLY
OWNED BY                         6     SHARED VOTING POWER
EACH                                   305,800
REPORTING
PERSON                           7     SOLE DISPOSITIVE POWER
WITH                                   0

                                 8     SHARED DISPOSITIVE POWER
                                       305,800

9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             305,800

10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES          [  ]

11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             10.19%

12           TYPE OF REPORTING PERSON
             IN

CUSIP No.     694308693             Schedule 13G


1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Brian J. Higgins

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[ ]
                                                                       (b) X
3            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                    [ ]

4            CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

NUMBER OF                        5     SOLE VOTING POWER
SHARES                                 0
BENEFICIALLY
OWNED BY                         6     SHARED VOTING POWER
EACH                                   305,800
REPORTING
PERSON                           7     SOLE DISPOSITIVE POWER
WITH                                   0

                                 8     SHARED DISPOSITIVE POWER
                                       305,800

9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             305,800

10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES          [ ]

11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             10.19%

12           TYPE OF REPORTING PERSON
             IN

Item 1(a).  Name of Issuer.

            PACIFIC GAS & ELECTRIC COMPANY

Item 1(b).  Address of Issuer's Principal Executive Offices.

            77 Beale Street, P.O. 770000
            San Francisco, CA 94177

Item 2(a).  Name of Person Filing.

     This schedule is being jointly filed by King Street Capital, L.P. ("KSC L.P."), King Street Capital, Ltd. ("KSC Ltd."), King Street Advisors, L.L.C. ("KSA"), King Street Capital Management, L.L.C. ("KSCM"), O. Francis Biondi, Jr. and Brian J. Higgins. KSC L.P., KSC Ltd., KSA, KSCM, Mr. Biondi and Mr. Higgins are collectively referred to herein as the "Reporting Persons."

Item 2(b).  Address of Principal Business Office or, if None, Residence.

         The principal business address of KSC Ltd. is:

         c/o HWR Services
         Craigmuir Chambers
         P.O. Box 71
         Road Town, Tortola
         British Virgin Islands

         The principal business address of each of the other Reporting
         Persons is:

         909 Third Avenue
         30th Floor
         New York, New York 10022


Item 2(c).  Citizenship.

     Mr. Biondi and Mr. Higgins are both United States citizens. KSC Ltd. is organized under the laws of the British Virgin Islands. Each of the other Reporting Persons is organized under the laws of the State of Delaware.

Item 2(d). Title of Class of Securities.

         Series Y 6.57% Preferred Stock ("Preferred Stock")

Item 2(e).  CUSIP Number.

         694308693


Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or
         13d-2(b) or (c), Check Whether the Person Filing is a:

         (a)  [ ] Broker or dealer registered under Section 15 of the Exchange
              Act.

         (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

         (e)  [ ] An investment adviser in accordance with Rule
              13d-1(b)(1)(ii)(E).

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

Item 4.  Ownership.

     As of January 15, 2003, 107,030 shares of Preferred Stock, or 3.57% of the total outstanding shares of Preferred Stock on that date, were held by KSC L.P. and 198,770 shares of Preferred Stock, or 6.63% of the total outstanding shares of Preferred Stock on the date, were held by KSC Ltd. Because KSA is the general partner of KSC L.P., pursuant to Rule 13d-1, as of January 15, 2003, KSA may be deemed to be the beneficial owner of 107,030 shares of Preferred Stock, or 3.57% of the total outstanding shares of Preferred Stock on that date, consisting of the shares owned by KSC L.P. Because KSCM is the investment adviser to KSC Ltd., pursuant to Rule 13d-1, as of January 15, 2003, KSCM may be deemed to be the beneficial owner of 198,770 shares of Preferred Stock, or 6.63% of the total outstanding shares of Preferred Stock on that date, consisting of the shares owned by KSC Ltd. Because Mr. Biondi is a managing member of, and owns a 50% interest in, each of KSA and KSCM, pursuant to Rule 13d-1, as of January 15, 2003, Mr. Biondi may be deemed to be the beneficial owner of 305,800 shares of Preferred Stock, or 10.19% of the total outstanding shares of Preferred Stock on that date, consisting of the shares owned by KSC L.P. and KSC Ltd. Because Mr. Higgins is a managing member of, and owns a 50% interest in, each of KSA and KSCM, pursuant to Rule 13d-1, as of January 15, 2003, Mr. Higgins may be deemed to be the beneficial owner of 305,800 shares of Preferred Stock, or 10.19% of the total outstanding shares of Preferred Stock on that date, consisting of the shares owned by KSC L.P. and KSC Ltd.

     KSC L.P. may be deemed to have shared voting and dispositive power over the 107,030 shares of Preferred Stock it owns, or 3.57% of the total outstanding shares of Preferred Stock. KSC Ltd. may be deemed to have shared voting and dispositive power over the 198,770 shares of Preferred Stock it owns, or 6.63% of the total outstanding shares of Preferred Stock. Because of the relationships described above, KSA may be deemed to have shared voting and dispositive power over the 107,030 shares of Preferred Stock owned by KSC L.P., or 3.57% of the total outstanding shares of Preferred Stock. Although KSC Ltd. is the record holder of the 198,770 shares of Preferred Stock, KSC Ltd. has authorized KSCM, its investment advisor, to exercise all voting and dispositive power over such shares. Because of the relationships between KSC Ltd. and KSCM, KSCM may be deemed to have shared voting and dispositive power over the 198,770 shares of Preferred Stock owned by KSC Ltd., or 6.63% of the total outstanding shares of Preferred Stock. Because of the relationships described above, Mr. Biondi may be deemed to have shared voting and dispositive power over an aggregate of 305,800 shares of Preferred Stock, or 10.19% of the total outstanding shares of Preferred Stock, consisting of shares owned by KSC L.P. and KSC Ltd. Because of the relationships described above, Mr. Higgins may be deemed to have shared voting and dispositive power over an aggregate of 305,800 shares of Preferred Stock, or 10.19% of the total outstanding shares of Preferred Stock, consisting of shares owned by KSC L.P. and KSC Ltd.

     Because of the relationships described above, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities and Exchange Act of 1934, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all the shares of Preferred Stock held by members of the group. The Reporting Persons do not admit that they constitute a group within the meaning of Rule 13d-5.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10.  Certification.

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2003

KING STREET CAPITAL, L.P.
By: King Street Advisors, L.L.C., its general partner


By:  /s/ Brian J. Higgins
     --------------------
Name: Brian J. Higgins
Title:   Managing Member

KING STREET CAPITAL, LTD.


By:  /s/ Brian J. Higgins
     --------------------
Name:    Brian J. Higgins
Title:   Director

KING STREET ADVISORS, L.L.C.


By:  /s/ Brian J. Higgins
     --------------------
Name: Brian J. Higgins
Title:   Managing Member


KING STREET CAPITAL MANAGEMENT, L.L.C.

By:  /s/ Brian J. Higgins
     --------------------
Name: Brian J. Higgins
Title:   Managing Member

/s/ O. Francis Biondi, Jr.
--------------------------
O. Francis Biondi, Jr.

/s/ Brian J. Higgins
--------------------
Brian J. Higgins